UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Nasdaq

On May 20, 2026, Akanda Corp. (the “Company”) received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”) as a result of its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”) by the required due date (the “Nasdaq Notice”).

The Company intends to file the Form 20-F with the SEC as soon as practicable.

The Company is required to submit a plan, within 60 calendar days of receiving the Nasdaq Notice, or by July 19, 2026, which outlines the steps the Company expects to take to become compliant with the Rule. If Nasdaq accepts the Company’s plan, Nasdaq may grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 16, 2026, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Nasdaq Notice has no immediate effect on the listing or trading of the Company’s common shares, though Nasdaq will broadcast an indicator over its market data dissemination network noting the Company's noncompliance. If the Company fails to timely regain compliance with the Rule, the Company’s common shares will be subject to delisting from Nasdaq.

On May 22, 2026, the Company issued a press release related to the Nasdaq Notice, which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

The information contained herein may contain statements that are not historical in nature but rather are based on management’s beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. Factors that could cause or contribute to such differences include, but are not limited to, those included in our prior SEC filings and the following: (i) the timing and results of the completion of the required procedures and documentation related to the completion of audit procedures by our independent registered public accounting firm; and (ii) the Company’s ability to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 on a timely basis. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events.

Special Meeting

On May 22, 2026, the Company issued a press release announcing the cancellation of the special meeting of shareholders of the Company that was to be held at 10:00 am est on Monday, May 25, 2026. A copy of the Press Release is furnished as Exhibit 99.2 hereto.

Exhibit Number	Description
99.1	Press Release dated May 22, 2026, regarding Nasdaq Listing
99.2	Press Release dated May 22, 2026, regarding Company Special Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: May 22, 2026	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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